                                                   -----------------------------
                                                           OMB APPROVAL
                                                       OMB NUMBER: 3235-0515
                                                     EXPIRES: JANUARY 31, 2002
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE: 43.5
                                                   -----------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         CORE MOLDING TECHNOLOGIES, INC.
                       (Name of Subject Company (issuer))

              CORE MOLDING TECHNOLOGIES, INC. (OFFEROR AND ISSUER)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                     218683
                      (CUSIP Number of Class of Securities)

                               HERMAN F. DICK, JR.
                              800 MANOR PARK DRIVE
                              COLUMBUS, OHIO 43228
                                 (614) 870-5000
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                    Calculation of Filing Fee

Transaction valuation*                     Amount of filing fee
----------------------                     ----------------------
      $2,489,438                                 $201.40
----------------------                     ----------------------

* Calculated solely for the purposes of determining the filing fee. This amount assumes that options to purchase 1,171,500 shares of common stock of Core Molding Technologies, Inc., having a weighted average exercise price of $2.125, will be tendered pursuant to this offer. The filing fee was calculated as $80.90 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #11, effective February 25, 2003.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:________________________

                  Form or Registration No.:______________________

                  Filing Party:__________________________________

                  Date Filed:____________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.           SUMMARY TERM SHEET.

         The Company has initiated a program whereby the Company is offering to all holders of Company stock options the opportunity to tender their existing Company stock options and to receive new stock options for 95% of the number of shares covered by their existing stock options carrying an option price equal to the greater of (i) $1.70 per share or (ii) the market price of the Company's common stock at the time of the grant of the new options.

What is the offer?

         The Company is offering to accept for cancellation all currently outstanding stock options. In return, the Company will grant to those individuals who accept the Company's offer new stock options for 95% of the number of shares covered by their existing stock options carrying an option price equal to the greater of (i) $1.70 per share or (ii) the then current market price of the Company's common stock at the time of such grant. (See the Offer to Acquire All Outstanding Stock Options For New Stock Options, dated June 6, 2003 (the "Offer"), a copy of which accompanies this Tender Offer Statement in the form of Schedule TO.)

Why is the Company making this offer?

         Unfortunately, like many stock option programs throughout the country, the Company's outstanding stock options are not achieving the purpose for which they were intended because they carry option prices that are significantly higher than the current market price for the Company's common stock, effectively causing them to have little or no real value. The Company believes this offer will allow it to adequately compensate officers and employees for the substantial contributions they have made to the Company and to motivate them to maximize shareholder value.

To whom is the offer being made?

         The Offer is being made to all individuals who currently hold outstanding options to acquire shares of the Company's common stock (see the information provided in the Offer).

What will happen to my old options?

         As soon as practicable after the offer expires, the Company will cause your old options that are tendered in connection with this offer to be cancelled. (See the information provided in the Offer under the subheading "Cancellation of Old Options") If you do not tender any options, your old options will remain in place with no changes.

When will my new options be granted?

         Your new options will be granted as soon as practicable after the passage of six months from the date on which your old options are cancelled. This delay is required in order to insure that the Company will be able to take advantage of favorable accounting treatment.

         As a result of this delay, you will be subject to the risk that the market price of the Company's common stock at the time of the grant of your new options will have risen to a point in excess of the option price associated with your old options. (See the information provided in the Offer under the subheadings "Grant of New Options" and "Accounting Treatment.")

         PLEASE NOTE THAT YOU WILL BE GRANTED NEW OPTIONS ONLY IF THE CONDITIONS TO THE OFFER DESCRIBED BELOW ARE SATISFIED. (See the information provided in the Offer under the subheading "Conditions to Offer.")

How many new options will I receive?

         New options will be granted on a 0.95-for-one basis for each old option tendered for cancellation. For example, if your old options are for 100 shares, then you will be granted new options for 95 shares. NO NEW OPTIONS WILL BE GRANTED TO YOU IF THE CONDITIONS TO THE OFFER DESCRIBED BELOW ARE NOT SATISFIED. (See the information provided in the Offer under the subheading "Conditions to Offer.")

What will be the terms and conditions of my new options?

         If you are an employee of the Company, then your new options will be granted under the Company's Amended and Restated Long-Term Equity Incentive Plan (the "Plan"). (See the description of the Plan attached to the Offer as Exhibit A.) If you are a non-employee director of the Company, then your new options will be granted outside of the Plan. The Company's Compensation Committee will determine at the time of the grant of the new options the terms and conditions of the new options, consistent (in the case of employees) with the terms of the Plan, including the vesting period associated with such options; provided, however, that you will be immediately vested in the new options in the same proportion and to the same extent as you were under the old options.

Are there any conditions to the offer?

         An offeree must remain an employee or director of the Company throughout the period prior to the date on which the new options are granted. In the event an offeree's employment or his or her directorship is terminated prior to the date on which the new options are granted, that offeree will lose his or her right to receive a grant of new options and will receive nothing in return for the options tendered by him or her. (See the information provided in the Offer under the subheading "Conditions to Offer.")

Will I have to pay taxes if I participate in the offer?

         The Company believes that you will not be required under current law to recognize income for federal income tax purposes if you participate in the offer. Both the tender of your old options and the grant of your new options should not require you to recognize income for federal income tax purposes. The Company recommends that you consult with your own tax advisor to determine the tax consequences of tendering options pursuant to the offer.

What is the procedure for accepting the offer?

         The offer may be accepted by completing the letter of transmittal that accompanies the offer and delivering it to the Company at the specified address. The completed letter of transmittal must indicate the number of options that are being tendered for cancellation and must be signed by the offeree. (See the information provided in the Offer under the subheading "Procedure for Tendering Options")

Can I withdraw my tender?

         A tender may be withdrawn at any time prior to 5:00 p.m., Eastern Time, June 27, 2003, by delivering to the Company a written notice of withdrawal. The written notice must state the number of tendered old options that are being withdrawn and an affirmative statement that those old options are being withdrawn. (See the information provided in the Offer under the subheading "Withdrawal Rights")

ITEM 2.           SUBJECT COMPANY INFORMATION.

         (a) Name and address. The subject company and issuer of the securities subject to the issuer tender offer is Core Molding Technologies, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 800 Manor Park Drive, Columbus, Ohio 43228. The telephone number is (614) 870-5000.

         (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to cancel all outstanding options to purchase shares of the Company's common stock, par value $0.01 per share, for receipt of new options to purchase shares of the Company's common stock, par value $0.01 per share, carrying an option price no less than the greater of (i) $1.70 per share or (ii) the then current market price of the Company's common stock at the time of the grant, on the terms and conditions set forth in the Offer. As of June 5, 2003, there were 1,171,500 outstanding options to purchase shares of the Company's common stock. As of June 5, 2003, there were 9,778,680 shares of the Company's common stock outstanding.

         (c) Trading market and price. The Company's common stock trades on the American Stock Exchange under the symbol "CMT". The following table presents the high and low sales prices for the Company's common stock for each quarter during the past two years.

                2002               2001
                ----               ----
Quarter    High      Low      High      Low
-------    ----      ---      ----      ---
  1st      $1.79    $1.03     $1.56    $0.68
  2nd       2.35     1.20      1.95     0.65
  3rd       1.55     1.00      1.89     0.80
  4th       1.50     0.90      1.90     0.76

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and address. The Company is also the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.           TERMS OF THE TRANSACTION.

         (a) Material Terms. The information set forth under the heading "The Offer" in the Offer is incorporated herein by reference.

         (b) Purchases. The information set forth under the heading "The Offer" in the Offer is incorporated herein by reference.

ITEM 5.           PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) Agreements involving the subject company's securities. The Company currently maintains various incentive compensation plans including the:

- Core Molding Technologies, Inc. Amended and Restated Long-Term Equity Incentive Plan (the description of this plan attached to the Offer as Exhibit A is incorporated herein by reference).

Other than the incentive compensation plan listed above, the Company is not a party to, nor to the best of the Company's knowledge is any executive officer or director of the Company or any person under the control of the Company or any person controlling the Company a party to, any agreement, arrangement or understanding with respect to any securities of the Company.

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Purposes. The purpose of the offer is to allow the Company to adequately compensate directors and employees for the substantial contributions they have made to the Company and to motivate them to maximize shareholder value. The information set forth under the subheading "Purposes of the Offer" in the Offer is incorporated herein by reference.

         (b) Use of securities acquired. The Company stock options turned in by those employees who wish to accept the offer will be cancelled by the Company. The information set forth under the subheading "Cancellation of Old Options" in the Offer is incorporated herein by reference.

         (c)      Plans. None

ITEM 7.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Source of funds. The existing Company stock options shall be exchanged for new Company stock options. New stock options issued to employees of the Company will be granted under the Company's Plan, subject to the terms and conditions of the Plan (see the description of the Plan attached to the Offer as Exhibit D). New stock options granted to non-employee directors will be granted outside of the Plan. The Company's Compensation Committee will determine at the time of the grant of the new options, the terms and conditions of the new options, consistent (in the case of employees) with the terms of the Plan, including the vesting period associated with such options. The information set forth under the subheading "Grant of New Options" in the Offer is incorporated herein by reference.

         (b) Conditions. An offeree must remain an employee of the Company throughout the period prior to the date on which the new options are granted. In the event an offeree's employment or his or her directorship is terminated prior to the date on which the new options are granted, that offeree will lose his or her right to receive a grant of new options and will receive nothing in return for the options tendered by him or her. The information set forth under the subheading "Conditions to Offer" in the Offer is incorporated herein by reference.

         (d)      Borrowed Funds. Not applicable.

ITEM 8.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities ownership. The following is a list of the executive officers and directors of the Company:

Malcom M. Prine, Chairman of the Board of Directors
James L. Simonton, President, Chief Executive Officer and Director
Kevin L. Barnett, Vice President-Manager Columbus Operations and Secretary Stephen J. Klessinec, Vice President Sales and Marketing
Herman F. Dick, Jr., Treasurer and Chief Financial Officer
Thomas R. Cellitti, Director
James F. Crowley, Director
Ralph O. Hellmold, Director
Thomas M. Hough, Director

         As of June 5, 2003, these individuals beneficially owned as a group outstanding options to purchase a total of 670,000 shares of Company common stock, which represented approximately 57% of the shares subject to all outstanding options as of that date. All of these options to purchase shares of Company common stock are eligible to be tendered in the offer.

         (b) Securities transactions. Based upon Company records and upon information provided to the Company by the Company's executive officers and directors, none of (i) the Company, (ii) the Company's subsidiaries, or (iii) to the best of the Company's knowledge, the Company's executive officers or directors, has effected any transactions in the Company's common stock or in options to purchase any shares of the Company's common stock during the last 60 days.

ITEM 9.           PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Solicitations or recommendations. None

ITEM 10.          FINANCIAL STATEMENTS.

         (a) Financial information. The audited financial statements of the Company set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 are incorporated herein by reference.

         (b)      Pro forma information. Not applicable.

ITEM 11.          ADDITIONAL INFORMATION.

         (a)      Agreements, regulatory requirements and legal proceedings.

                  (1)      None.

                  (2)      None.

                  (3)      None.

                  (4)      None.

                  (5)      None.

         (b)      Other material information. None.

ITEM 12.          EXHIBITS.

Exhibit (a)(1)             Offer To Acquire All Outstanding Stock Options For
                           New Stock Options, dated June 6, 2003

Exhibit (a)(2)             Form of Letter to Offerees, dated June 6, 2003

Exhibit (a)(3)             Form of Letter of Transmittal, dated June 6, 2003

Exhibit (a)(4)             Core Molding Technologies, Inc. Annual Report on Form
                           10-K for its fiscal year ended December 31, 2002
                           (filed with the Securities and Exchange Commission on March 31, 2003 and incorporated by reference and made a part hereof)

Exhibit (b)                Not applicable

Exhibit (d)                Amended and Restated Long-Term Equity Incentive Plan
                           (incorporated by reference to Exhibit 4.6 of Registration Statement on Form S-8 filed June 4,
                           2003, SEC Registration No. 333-105819)

Exhibit (g)                Not applicable

Exhibit (h)                Not applicable

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 CORE MOLDING TECHNOLOGIES, INC.

                                 By: /s/ Herman F. Dick, Jr.
                                     -------------------------------------------
                                         Herman F. Dick, Jr., Treasurer and
                                         Chief Financial Officer

Dated: June 6, 2003

                                  EXHIBIT INDEX

EXHIBIT DESIGNATION                             DESCRIPTION
-------------------                             -----------
       (a)(1)               Offer To Acquire All Outstanding Stock Options For
                            New Stock Options, dated June 6, 2003

       (a)(2)               Form of Letter to Offerees, dated June 6, 2003

       (a)(3)               Form of Letter of Transmittal, dated June 6, 2003

       (a)(4)               Core Molding Technologies, Inc. Annual Report on
                            Form 10-K for its fiscal year ended December 31, 2002 (filed with the Securities and Exchange
                            Commission on March 31, 2003 and incorporated by reference and made a part hereof)

       (b)                  Not applicable

       (d)                  Amended and Restated Long-Term Equity Incentive Plan
                            (incorporated by reference to Exhibit 4.6 of Registration Statement on Form S-8 filed June 4,
                            2003, SEC Registration No. 333-105819)

       (g)                  Not applicable

       (h)                  Not applicable